Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aperio Genetics Inc.
3165 Sawtelle Blvd, #214
Los Angeles, CA 90066
https://aperiobeauty.com/

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aperio Genetics Inc.
Address: 3165 Sawtelle Blvd, #214, Los Angeles, CA 90066
State of Incorporation: DE
Date Incorporated: May 08, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks:

- Invest during the first week, and receive 20% bonus shares.
- Invest during the second week, and receive 15% bonus shares.
- Invest during the third week, and receive 10% bonus shares.
- Invest during the fourth week, and receive 5% bonus shares.

Amount-Based Perks:

- **Tier 1 Perk ($500 - $999 invested):**
  - Receive a 15% discount on all future purchases.
- **Tier 2 Perk ($1,000 - $2,499 invested):**

- Receive a 20% discount on all future purchases.
    - Receive 10 mL of Complete Base Serum.
- **Tier 3 perk ($2,500 - $4,999 invested):**
    - Receive a 25% discount on all future purchases and two 10 mL of Complete Base Serum.
    - Call with one of the Founders of Aperio Beauty:
        - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
        - Terry Rosenbaum - CFO and COO
- **Tier 4 perk ($5,000 - $9,999 invested):**
    - Receive a 30% discount on all future purchases.
    - Receive a 30 mL of Complete Base Serum.
    - Call with Core Aperio Beauty Management Team:
        - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
        - Terry Rosenbaum - CFO and COO
- **Tier 5 perk ($10,000 - $24,999 invested):**
    - Receive 5% bonus shares.
    - Receive a 30% discount on all future purchases.
    - Receive 50 mL of Complete Base Serum.
    - Call with Core Aperio Beauty Management Team:
        - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
        - Terry Rosenbaum - CFO and COO
- **Tier 6 perk - ($25,000 - $49,999 invested):**
    - Receive 10% bonus shares.
    - Receive a 30% discount on all future purchases.
    - Receive a complimentary DNA-based Saliva Test.
    - Receive a 30 mL of Complete Base Serum (comes with Test)
    - Receive a 50 mL of one of Aperio Beauty's 6 Category-Specific Serums personalized for you (guided by saliva-based DNA test), received 4 weeks after mail-in of test in a pre-paid UPS envelope.
    - Call with Aperio Founders Dr. Ali Radfar or Terry Rosenbaum to explain the DNA test and process
    - Call 4 weeks post-DNA Test for results, along with customized DNA Output Report
    - Call with Core Aperio Beauty Management Team:
        - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
        - Terry Rosenbaum - CFO and COO
- **Tier 7 perk - ($50,000+ invested):**
    - Receive 15% bonus shares.
    - Receive a 35% discount on all future purchases.
    - Receive a complimentary DNA-based Saliva Test.
    - Receive a 30 mL of Complete Base Serum (comes with Test).
    - Receive a 50 mL of one of Aperio Beauty's 6 Category-Specific Serums personalized for you (guided by Saliva-based DNA test), received 4 weeks after mail-in of Test in a pre-paid UPS envelope.
    - Call with Aperio Founders Dr. Ali Radfar or Terry Rosenbaum to explain the DNA

test and process.
    - Call 4 weeks post-DNA Test for Results, along with customized DNA Output Report.
    - Call with Core Aperio Beauty Management Team:
        - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
        - Terry Rosenbaum - CFO and COO

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Aperio Genetics Inc. (d/b/a Aperio Beauty) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Aperio Genetics Inc. ("Aperio Beauty" or the "Company") is a corporation organized under the laws of the state of Delaware that investigates the genetics behind skin health and aging and develops personalized skincare products based on a person's unique DNA. The Company sells its Complete Base Serum, Category-Specific Serums, and Personalized Serum Bundle across the United States at MedSpas, traditional spas, and destination resorts (i.e., hotels, casinos, and beach resorts) as well as direct-to-consumer businesses online.

The Company is a personalized skincare platform product company that relies on a person's unique DNA "fingerprint" as opposed to non-specific, qualitative questionnaires - this will excite many people who will have an interest in our products now and into the future. In addition to offering a DNA-based personalized serum solution to a customer's unique skin aging predispositions, each of our 6 Personalized (or Category-Specific serums) are being actively incorporated into and enhancing the outcome of dozens of high-priced, premium medspa-based procedures. This "bundling" of serums with procedures is Aperio's driver of cash flows and is highly scalable. The Company also prides itself on science and safety – all allergy testing and clinical end results are evaluated by independent third-party laboratories, and we always exclude potentially harmful ingredients.

Corporate History

Aperio Genetics Inc. d/b/a Aperio Beauty was initially organized as Aperio Genetics LLC, a Delaware limited liability company on May 8, 2015, and converted to a Delaware corporation on January 21, 2022. Aperio Beauty launched through spas and medspas in May 2021.

Intellectual Property

The Company has a registered U.S. Class 42 trademark for "Aperio Beauty," filed with the USPTO on October 23, 2019.

Competitors and Industry

Industry

The global anti-aging market was valued at $194.4B in 2020 and is expected to grow at a rate of 8.6% and is predicted to reach $422.8B in revenue by 2030.*

*Source: Prescient & Strategic Intelligence Private Limited, "Anti-Aging Market Research Report: By Product (Anti-Wrinkle, Hair Color, Ultraviolet Absorption, Anti-Stretch Mark), Treatment (Hair Restoration, Anti-Pigmentation, Adult Acne Therapy, Breast Augmentation, Liposuction, Chemical Peel), Demography (Generation X, Baby Boomers, Generation Y, Generation Z) – Revenue Estimation and Demand Forecast to 2030", https://www.psmarketresearch.com/market-analysis/anti-aging-market

Anti-aging product demand will primarily be driven by technological advancements and an increasingly aging population. According to the United Nations Department of Economic and Social Affairs (UN DESA), the share of the global population of individuals aged 65 years and above is expected to increase from 9.3% in 2020 to 16.0% in 2050.** The power of Aperio Beauty's platform, with our genetics database and ingredients database, will allow Aperio to develop superior anti-aging products, in both skincare and haircare, and continue to grow our share of the overall anti-aging market.

**Source: United Nations Department of Economic and Social Affairs, Population Division (2020). World Population Ageing 2020 Highlights: Living arrangements of older persons (ST/ESA/SER.A/451).
https://www.un.org/development/desa/pd/sites/www.un.org.development.desa.pd/files/undesa_pd-2020_world_population_ageing_highlights.pdf

According to the International SPA Association (ISPA), there were 21,560 spas in the United States at the end of 2020 - only a 3.9% decline from the 22,430 spa locations at the end of 2019.*** When the 2021 ISPA U.S. Industry study was released on July 28, 2021, ISPA's President Lynne McNees said, "As expected, this year's study reveals the scope of the challenge spas have faced throughout the pandemic, but it also illustrates the industry's resourcefulness and innovative spirit... and recent indications of exceptionally high demand leave us confident in a strong recovery throughout 2021 and beyond." ****

***Source: International SPA Association. 2019 and 2021 ISPA U.S. Industry Studies.
2019: https://viewer.joomag.com/2019-us-spa-industry-study-2019-us-spa-industry-study/0011197001569866860?short& (includes 2017 and 2018 statistics)
2021: https://viewer.joomag.com/2021-big-five-statistics/0714892001621345254?short& (includes 2019 and 2020 statistics)

****Source: ISPA Foundation Press Release. "PANDEMIC'S IMPACT HIGHLIGHTED IN 2021 ISPA U.S. INDUSTRY STUDY". https://experienceispa.com/ispamedia/news/item/pandemic-s-impact-highlighted-in-2021-ispa-u-s-industry-study

Prior to the COVID-19 pandemic, spa locations and the total number of annual customer visits had grown at an annual rate of 1.8% and 1.4%, respectively, from 2016 to 2019 - the number of spa locations and annual spa customer visits in 2016 was 21,260 and 184 million, respectively, and in 2019 were 22,430 and 192 million, respectively. In an IBIS World Report on U.S. spa industry trends, they expect U.S. spa revenue to rebound over 40% to $17.5 billion in 2021.***** Penetration into just 1% of spa locations in the U.S. would equate to slightly more than 200 spas.

*****Source: IBIS World Reports. "Health & Wellness Spas in the US industry trends (2016-2021)".
https://www.ibisworld.com/united-states/market-research-reports/health-wellness-spas-industry/

Competitors

The Company has several major competitors in the anti-aging market. Some of the top competitors in our industry include Beiersdorf, Estee Lauder, L'Oreal, Revlon, and Shiseido. L'Oreal is the industry leader and the Company's primary competition in the anti-aging industry. Estee Lauder also owns a significant market share and is one of the world's leading manufacturers, marketers, and sellers of quality skincare, makeup, fragrance, and hair care products. Apostrophe Skincare, Curology, Dermatica, Kura Skin, Proven Skincare, and Skinsei are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the anti-aging industry because of the singular design of our product, genetics-based personalization, best-in-class safety and efficacy, integration of our products into spa-based procedures, and the holistically positive impact from a single skincare product.

Singular Design

Unlike our competitors, who design their products based on the "fad" of the times (e.g., focus on natural ingredients, a certain class of ingredients, or premium packaging), the Company prides itself on an entirely different basis of product design. From a holistic perspective, Aperio has designed its products similar to how biotech companies design their target-specific therapeutics but with each ingredient in compliance with a cosmetic skincare product. Aperio relies very much on a scientific basis of product design, driven by both countering the genetics as well as biochemical or mechanistic pathways of aging.

The Company works to "reverse" the systemic process of skin aging by first incorporating the following two types of ingredients into our products: i) dozens of very small, plant-derived anti-inflammatory ingredients (i.e., our serums block more than 100 individual inflammatory mediators) and ii) numerous plant-derived antioxidants, which effectively render free radicals harmless. Then, the Company employs over a dozen, very small and deeply-penetrating plant-derived growth factors, to naturally heal the skin in its deeper layer - the dermis.

Genetic Basis of Personalization

As noted before, Aperio is the only DNA-based, personalized anti-aging platform company in the world.

Best-in-class Safety and Efficacy

All 7 of Aperio's current skincare serums have achieved a hypo-allergenic label (as per Essex Labs) and all clinical trials / broad target benefits tested / proven through an independent third-party lab (i.e., Bioscreen Testing).

All of Aperio's ingredients are registered with INCI and each is FDA (U.S.) and EMA (Europe) approved as safe for cosmetic or skincare use, when present in subclinical dosing (i.e., which they are in our serums).

Ability to Seamlessly Integrate into Dozens of Spa-Based Procedures

On the basis of Aperio's unique and powerful Category-Specific serums, we are able to enhance each of the positive target impacts as well as longer-term sustaining / complementary action to potentiate such a procedure's impacts.

Holistically Positive Impact from a Single Skincare Product

Any one of Aperio Beauty's serums provides a holistically positive impact, can be applied in seconds, and achieves broad effectiveness across all age-related targets. By virtue of this singular nature of our serums, Aperio is one of the most cost-effective of all premium skincare lines in the world.

Current Stage and Roadmap

Currently, all 7 of the Company's first generation of serums (i.e., the Complete Base Serum, addressing all 6 clinically-acceptable categories of aging) as well as 6 Category-Specific Serums are in commercial form and generating revenue. 12 additional back bar products (i.e. more basic products for the most common spa-based procedures) are complete (i.e., development completed) and are expected to be available for sale by Q4 2022.

The Company's efforts for the next few years will be focused on expanding our market share, launching new category lines and products, growing our distribution network, and research and development for our future products. We have two new product launches planned over the next 12 months, including a product focused on firming the neck and a product focused on diminishing the appearance of skin spots.

The Team

Officers and Directors

Name: Ali Radfar

Ali Radfar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: March 15, 2015 - Present
  Responsibilities: Strategic Leadership of Aperio. $100,000 annual salary and holds 62.0% equity (fully diluted basis) of Aperio Genetics Inc. Ali works 60 hours per week

for Aperio Beauty.

- **Position:** CSO
  Dates of Service: March 15, 2015 - Present
  Responsibilities: R&D / Product Development.

Other business experience in the past three years:

- **Employer:** Neolitics, Inc.
  Title: CEO and Director
  Dates of Service: March 15, 2015 - June 01, 2019
  Responsibilities: Strategic Leadership of Neolitics.

Other business experience in the past three years:

- **Employer:** Neolitics, Inc.
  Title: Director and Chief Financial Advisor
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Head of Financial Affairs / Capital Raising. Ali works 2 hours per week for Neolitics, Inc.

Name: Andrew Terry Rosenbaum

Andrew Terry Rosenbaum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Director
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Financial and accounting stewardship of Aperio. $100,000 annual salary and holds 22% equity in Aperio Genetics Inc.

- **Position:** COO
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Manage supply chain and logistics for Aperio's products.

Other business experience in the past three years:

- **Employer:** Perella Weinberg Partners
  Title: Associate
  Dates of Service: August 01, 2015 - May 01, 2019
  Responsibilities: Provided financial analysis to companies to assess their strategic alternatives in raising and allocating capital.

Name: Gloria Story Dittus

Gloria Story Dittus's current primary role is with Story Partners. Gloria Story Dittus currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Provides national connectivity to strategic leaders in the global, premium products marketplace. She owns 3.0% equity in Aperio Genetics Inc.

Other business experience in the past three years:

- **Employer:** Story Partners
  Title: Chairman
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Assist clients of Story Partners in developing and executing strategic communications strategies to influence issue debates.

Name: Jerry Jasinowski

Jerry Jasinowski's current primary role is with The Washington Tennis & Education Foundation. Jerry Jasinowski currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Provides connectivity to industry leading CEO or chairman level investors, board members or strategic partners. 1.0% equity in Aperio

Other business experience in the past three years:

- **Employer:** Neolitics, Inc.
  Title: Chairman
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Provides connectivity to industry leading CEO or chairman level investors, board members or strategic partners.

Other business experience in the past three years:

- **Employer:** Northwest Biotherapeutics, Inc.
  Title: Board Member
  Dates of Service: April 01, 2012 - Present
  Responsibilities: Provides experience in advanced manufacturing, corporate operations, and policy and regulatory affairs.

Other business experience in the past three years:

- **Employer:** The Washington Tennis & Education Foundation
  Title: Advisor
  Dates of Service: January 01, 1990 - Present

Responsibilities: Provides strategic advice.

Name: Charlie Schliebs

Charlie Schliebs's current primary role is with Stone Pier Capital Advisors, LP. Charlie Schliebs currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Provides guidance on complex, cross-border partnership / distribution agreements. He owns 1.0% equity in Aperio Genetics Inc.

Other business experience in the past three years:

- **Employer:** Stone Pier Capital Advisors, LP
  Title: Co-Founder, Co-CEO, and Managing Director
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Provides M&A along with strategic alternative advice to companies in the construction, energy, manufacturing, business services, and healthcare/life science industries.

Other business experience in the past three years:

- **Employer:** Pittsburgh Energy Innovation Center Institute, Inc.
  Title: Co-Founder and Chairman
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Provides advice and strategic direction in developing talent in all forms of energy and energy management.

Other business experience in the past three years:

- **Employer:** Pro Football Alumni, LLC
  Title: Co-Managing Member
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Provides strategic and financial advice.

Other business experience in the past three years:

- **Employer:** Huddle Up for Kids Foundation
  Title: Chairman
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Provides strategic and financial advice.

Name: Tina Alster

Tina Alster's current primary role is with Washington Institute of Dermatologic Laser Surgery. Tina Alster currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Provides commercial insight and strategic connectivity, with experience advising premium skincare companies on premium product development. She owns 1.0% equity in Aperio Genetics Inc.

Other business experience in the past three years:

- **Employer:** Washington Institute of Dermatologic Laser Surgery
  Title: Founding Director
  Dates of Service: December 01, 1990 - Present
  Responsibilities: Treats patients for cosmetic and dermatologic concerns.

Other business experience in the past three years:

- **Employer:** Georgetown University Hospital
  Title: Clinical Professor of Dermatology
  Dates of Service: January 01, 1991 - Present
  Responsibilities: Provide instruction to medical students, resident and faculty physicians related to dermatologic lasers and cosmetic dermatology.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the anti-aging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Aperio Genetics was originally formed in May 2015 but launched through spas in May 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of

our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Aperio Beauty or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Aperio Beauty could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ali Radfar	5,600,000	Common Stock	62.1%
Andrew Terry Rosenbaum	2,000,000	Common Stock	22.2%

The Company's Securities

The Company has authorized Common Stock, Series Seed I Convertible Preferred Notes, Series Seed II Convertible Preferred Notes, and Series Seed I (Board) Convertible Preferred Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,037,475 outstanding.

Voting Rights

1 vote per share. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in the Company's List of Stockholders, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period. Please see voting rights of securities sold in this offering below.

Material Rights

The 9,037,475 outstanding shares of Common Stock include 500,000 incentive stock options planned to be issued to Krista Joiner as part of our Equity Incentive Plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed I Convertible Preferred Notes

The security will convert into Preferred stock with liquidation preference and the terms of the Series Seed I Convertible Preferred Notes are outlined below:

Amount outstanding: $771,306.00
Maturity Date: January 14, 2023
Interest Rate: 7.0%
Discount Rate: 25.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: It will convert at the earlier of the following: a Qualified Financing (an equity financing of not less than $2,000,000) or the maturity date of January 14, 2023

Material Rights

<u>Liquidation Rights for Preferred Stock Holders</u>

<u>Liquidation Preference.</u> In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including in connection with a Capital Transaction (as defined below), the holders of the Series Seed I Preferred Stock, Series Seed I (Board) Preferred Stock, and Series Seed II Preferred Stock (hereinafter called "Series Seed Preferred Stock") shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such share, an amount per share for each Series Seed Preferred Stock held by them equal to the sum of (i) the principal amount of (together with any accrued and unpaid interest on) the portion of the Convertible Notes the conversion of which resulted in the issuance of such Series Seed Preferred Stock and (ii) all declared but unpaid dividends (if any) on such Series Seed Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding Series Seed Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts initially invested, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

<u>Remaining Assets.</u> After the payment or setting aside for payment to the holders of Series Seed Preferred Stock of the full amounts specified in Section "Liquidation Preference," the entire remaining assets of the Company legally available for distribution shall be distributed *pro rata* to holders of the Common Stock in proportion to the number of such shares held by them.

__Reorganization.__ For purposes of this Series Seed Preferred Stock holders, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each a "Liquidation Event"). The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series Seed Preferred Stock (voting as a single class and on an as-converted basis).

__Valuation of Non-Cash Consideration.__ If any assets of the Company distributed to stock holders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stock holders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

- (A) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;
- (B) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution; and
- (C) In the event of a merger or other acquisition of the Company by another entity, the distribution date shall be deemed to be the date such transaction closes;
- (D) For the purposes of the subsection "Valuation of Non-Cash Consideration," "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of

such other generally accepted benchmark times.

Series Seed II Convertible Preferred Notes

The security will convert into Preferred stock with liquidation preference and the terms of the Series Seed II Convertible Preferred Notes are outlined below:

Amount outstanding: $300,000.00
Maturity Date: July 16, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The earlier of the following: equity financing of not less than $2,000,000 or the maturity date of July 16, 2023

Material Rights

<u>Liquidation Rights for Preferred Stock Holders</u>

<u>Liquidation Preference.</u> In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including in connection with a Capital Transaction (as defined below), the holders of the Series Seed I Preferred Stock, Series Seed I (Board) Preferred Stock, and Series Seed II Preferred Stock (hereinafter called "Series Seed Preferred Stock") shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such share, an amount per share for each Series Seed Preferred Stock held by them equal to the sum of (i) the principal amount of (together with any accrued and unpaid interest on) the portion of the Convertible Notes the conversion of which resulted in the issuance of such Series Seed Preferred Stock and (ii) all declared but unpaid dividends (if any) on such Series Seed Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding Series Seed Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts initially invested, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

<u>Remaining Assets.</u> After the payment or setting aside for payment to the holders of Series Seed Preferred Stock of the full amounts specified in Section "Liquidation Preference," the entire remaining assets of the Company legally available for distribution shall be distributed *pro rata* to holders of the Common Stock in proportion to the number of such shares held by them.

<u>Reorganization.</u> For purposes of this Series Seed Preferred Stock holders, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior

to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each a "Liquidation Event"). The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series Seed Preferred Stock (voting as a single class and on an as-converted basis).

Valuation of Non-Cash Consideration. If any assets of the Company distributed to stock holders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stock holders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

- (A) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;
- (B) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution; and
- (C) In the event of a merger or other acquisition of the Company by another entity, the distribution date shall be deemed to be the date such transaction closes;
- (D) For the purposes of the subsection "Valuation of Non-Cash Consideration," "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

Series Seed I (Board) Convertible Preferred Notes

The security will convert into Preferred stock with liquidation prefence and the terms of the Series Seed I (Board) Convertible Preferred Notes are outlined below:

Amount outstanding: $100,000.00

Maturity Date: January 14, 2023
Interest Rate: 7.0%
Discount Rate: 30.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: It will convert at the earlier of the following: a Qualified Financing (an equity financing of not less than $2,000,000) or the maturity date of January 14, 2023

Material Rights

Liquidation Rights for Preferred Stock Holders

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including in connection with a Capital Transaction (as defined below), the holders of the Series Seed I Preferred Stock, Series Seed I (Board) Preferred Stock, and Series Seed II Preferred Stock (hereinafter called "Series Seed Preferred Stock") shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such share, an amount per share for each Series Seed Preferred Stock held by them equal to the sum of (i) the principal amount of (together with any accrued and unpaid interest on) the portion of the Convertible Notes the conversion of which resulted in the issuance of such Series Seed Preferred Stock and (ii) all declared but unpaid dividends (if any) on such Series Seed Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding Series Seed Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts initially invested, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

Remaining Assets. After the payment or setting aside for payment to the holders of Series Seed Preferred Stock of the full amounts specified in Section "Liquidation Preference," the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock in proportion to the number of such shares held by them.

Reorganization. For purposes of this Series Seed Preferred Stock holders, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each a “Liquidation Event”). The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series Seed Preferred Stock (voting as a single class and on an as-converted basis).

Valuation of Non-Cash Consideration. If any assets of the Company distributed to stock holders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stock holders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

- (A) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;
- (B) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution; and
- (C) In the event of a merger or other acquisition of the Company by another entity, the distribution date shall be deemed to be the date such transaction closes;
- (D) For the purposes of the subsection "Valuation of Non-Cash Consideration," “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company

could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $771,306.00
  Use of proceeds: Working Capital, Inventory, Operations, and Marketing
  Date: March 11, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working Capital, Marketing, Operations
  Date: June 19, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Working Capital, Marketing, Operations.
  Date: September 03, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $853.75
  Number of Securities Sold: 8,537,475
  Use of proceeds: Founder, Board, and Advisor Issuance
  Date: January 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

Revenue

The Company generated 2021 revenues of $39,974, up over $35,000 compared to 2020 revenues of $4,622. This increase in sales was primarily driven by the Company's launch through MediSpas in May of 2021. We believe that selling through MediSpas is a crucial selling channel for our serum, as customers look to their aestheticians for anti-aging advice.

Cost of Sales

Cost of sales in 2021 was $19,253, an increase of $18,451, from costs of $803 in fiscal year 2020. The increase was largely due to an increase in launching through MediSpas, where our MediSpa partners took a consignment fee on sales of our products that they made.

Gross Margins

2021 gross profit increased by $16,902 over 2020 gross profit and gross margins as a percentage of revenues decreased from 83% in 2020 to 52% in 2021. We achieved higher volume sales by selling through MediSpas, but experienced a decline in gross margin as we paid a consignment fee to our MediSpa partners.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for legal and professional services, rent expenses and accrued interest expenses. Expenses in 2021 increased $206,981 from 2020. Much of this increase was due to increased compensation costs and accrued interest expense. The Company hired Krista Joiner in October 2021 and raised an additional $357,000 in debt and Series Seed II convertible notes throughout 2021 – see "Indebtedness" below.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because COVID-19 impacted our ability to launch through MediSpas. Past cash was primarily generated through debt and convertible note investments. Our goal is to put our focus into sales and marketing and recruit more MediSpas. The Company was only able to launch through spas beginning in May 2021, due to COVID-19. We currently are selling through 20 MediSpa partners and plan to partner with more to improve our sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company had capital resources available in the form of $130,971.56 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the growth of the Company and increase our revenues.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three months. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, inventory, marketing, and advertising.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current/future monthly burn rate of

$100,000 for expenses related to salaries, inventory, R&D, marketing, and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including contemplated future capital raises. The Company is in the process of campaigning for convertible notes. The terms are under development as of the date of these financials.

Indebtedness

- **Creditor:** Nezam Radfar
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: January 04, 2023
  The loan is unsecured and its principal and accrued simple interest (6% annual) need to be repaid by the maturity date. The balance of this loan was $52,967 (including $3k of interest) and $0 as of December 31, 2021, and 2020, respectively.

- **Creditor:** Babak Bazmi
  Amount Owed: $100,002.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Todd Blodgett
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Michele Thomas Agahigian Irrevocable Trust
  Amount Owed: $75,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation

of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Paula and Paul Sandrock
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Nezam and Rouhangiz Radfar
  Amount Owed: $59,304.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** David Shultz
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Pierre Gravier
  Amount Owed: $30,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Tyler Rosenbaum
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the

Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Peter Greaney
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Gloria Dittus
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 30% discount to the valuation of the Company; or ii) a $8,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Peter Maller
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Beth Bardeen
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Brian Anderson
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of

control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Mario Blackston
  Amount Owed: $7,000.00
  Interest Rate: 7.0%
  Maturity Date: January 14, 2023
  Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Marci Rosenberg
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: July 16, 2023
  Convertible upon the earlier of: i) maturity - July 16, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 20% discount to the valuation of the Company; or ii) a $10,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Creditor:** Ryan Zelen
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: July 16, 2023
  Convertible upon the earlier of: i) maturity - July 16, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 20% discount to the valuation of the Company; or ii) a $10,000,000 valuation cap. Includes 1.0x liquidation preference.

Related Party Transactions

- **Name of Entity:** Nezam Radfar
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The balance of this loan was $52,967 (including $3k of interest) as of December 31, 2021.
  Material Terms: The terms of the loan call for 6% simple interest accruing until maturity (January 4, 2023). The loan is unsecured and its principal and accrued interest need to be repaid by the maturity date.

- **Name of Entity:** Tyler Rosenbaum
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: On December 12, 2019, the Company received $50k from Tyler Rosenbaum (brother of CFO and COO) in the Series Seed I

Convertible Preferred Note. The balance of Tyler Rosenbaum's convertible note was $57,192 (including $7k of interest) as of December 31, 2021.
Material Terms: Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Name of Entity:** Beth Bardeen
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company received a total of $100k from Beth Bardeen (mother of CFO and COO), $75k on August 10, 2020, and $25k on September 21, 2020, in the Series Seed I Convertible Preferred Note round. The balance of Beth Bardeen's convertible note was $109,541 (including $10k of interest) as of December 31, 2021.
Material Terms: Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

- **Name of Entity:** Nezam and Rouhangiz Radfar
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company received a total of $100k from Nezam and Rouhanigz Radfar (father and mother of CEO), $50k on October 7, 2019, and $9k on October 15, 2020, in the Series Seed I Convertible Preferred Note round. The balance of Nezam and Rouhangiz Radfar's convertible note was $67,917 (including $9k of interest) as of December 31, 2021.
Material Terms: Convertible upon the earlier of: i) maturity - January 14, 2023; or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into preferred stock of the Company at a conversion price equal to the lower of: i) a 25% discount to the valuation of the Company; or ii) a $9,000,000 valuation cap. Includes 1.0x liquidation preference.

Valuation

Pre-Money Valuation: $11,296,843.75

Valuation Details:

Aperio Genetics Inc. (d/b/a Aperio Beauty) has set a pre-money valuation of approximately $11.3 million.

In formulating its valuation, the Company considered the following:

Aperio Beauty raised three seed rounds of funding through the sale of Preferred Convertible Notes. Our first two Preferred Convertible Note rounds, with valuation caps of $9 million and

$8 million, raised $771,306 and $100,000, respectively, between May 2019 and March 2021, prior to the Company's launch through spas in May 2021. We then raised an additional $300,000 in a third Preferred Convertible Note Round with a valuation cap of $10 million between July 2021 and September 2021. Since May 2021, the Company has (i) launched in 16 spas, (ii) hired Krista Joiner as our VP of Global S&M in October 2021, with extensive experience in ramping up sales for reputable anti-aging companies (gloProfessional and Osmosis Beauty), and (iii) been accepted onto Live Love Spa's online platform, the largest global beauty industry platform for retail, wholesale and professional selling.

Having been accepted onto Live Love Spa's online beauty industry platform will drive for Aperio distribution of our premium skincare products via e-commerce through the Waldorf Astoria (all locations), SpaVia (60 national locations), and Spafinder.com (over 20,000 spa locations globally). Live Love Spa also hosts experiential events (17 such events planned in 2022), providing beauty companies direct exposure to the decision-makers of premium spa chains and destination resort spas at premium global hotel chains, including Hyatt, Hilton (which owns all Waldorf Astoria properties), Marriott, and The Four Seasons, among many others. The track record of success is tremendous, with 81% of the beauty companies that attend Live Love Spa's events projecting to sign between 4 to 9 new accounts (i.e. global premium spa and hotel chains), per each individual event. With funding through StartEngine's platform, Aperio will seek to attend 5 to 10 of Live Love Spa's planned events in 2022.

We are in conversations with more potential clients (spas, medspas, anti-aging product distributors, etc.) and expect to continue to gain momentum on the client acquisition front.

The Company's valuation was determined internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently has one class of stock and stock options. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,171,306 in Preferred Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Deferred Fee*
  96.5%
  The StartEngine Premium Deferred Fee associated with raising funds through StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  30.0%
  Improving sales process for B2B and decreasing associated marketing expenses, building our online brand presence through social media and finally ongoing engagement with our current customers.

- *Inventory*
  30.0%
  We will be using this to produce our first commercial batch of back bar products and increase our inventory of Complete Base Serums and Category-Specific Serums.

- *Company Employment*
  20.0%
  We will be hiring sales representatives to service our spa and medspa accounts.

- *Research & Development*
  10.0%
  We will begin the formulation process of two products: one focused on firming the neck and one focused on diminishing the appearance of skin spots.

- *Operations*
  6.5%
  This will support logistics, online presence, and administrative work.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aperiobeauty.com/ (https://aperiobeauty.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aperiobeauty

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aperio Genetics Inc.

[See attached]

APERIO

BEAUTY

Aperio Genetics, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Aperio Genetics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 25, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	130,972	126,718
Accounts Receivable	10,403	-
Prepaid Expenses		
Inventory	326,908	360,110
Total Current Assets	468,282	486,827
Non-current Assets		
Machinery and Equipment, net of Accumulated Depreciation	418	-
Total Non-Current Assets	418	-
TOTAL ASSETS	468,700	486,827
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	14,576	5,528
Short Term Debt	-	2,700
Deferred Revenue	235	-
Total Current Liabilities	14,811	8,228
Long-term Liabilities		
Convertible Notes - Related Party	209,304	209,304
Convertible Notes	962,002	655,002
Long-term Interest Payable	128,014	58,006
Notes Payable - Related Party	50,000	-
Total Long-Term Liabilities	1,349,320	922,312
TOTAL LIABILITIES	1,364,131	930,540
EQUITY		
Common Stock	100	100
Additional Paid in Capital	-	-
Accumulated Deficit	(895,531)	(443,813)
Total Equity	(895,431)	(443,713)
TOTAL LIABILITIES AND EQUITY	468,700	486,827

Statement of Operations

	Year Ended December 31,	
	2021	2020
Gross Revenue	39,974	4,622
Consignment Fees	9,600	-
Net Revenue	30,374	4,622
Cost of Revenue	9,653	803
Gross Profit	20,721	3,819
Operating Expenses		
Advertising and Marketing	17,439	4,175
Contractors	93,598	100,750
General and Administrative	71,514	54,683
Legal & Professional Services	32,306	15,577
Payroll Expenses	123,535	4,302
Promotional Samples	27,544	-
Rent and Lease	36,000	42,000
Total Operating Expenses	401,936	221,487
Operating Income (loss)	(381,215)	(217,668)
Other Income		
Interest Income		
Other	1,340	2,575
Total Other Income	1,340	2,575
Other Expense		
Interest Expense	71,843	45,311
Total Other Expense	71,843	45,311
Provision for Income Tax	-	-
Net Income (loss)	(451,719)	(260,404)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(451,719)	(260,404)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	9,048	4,648
Inventory	33,202	(360,110)
Accounts Receivable	(10,403)	-
Deferred Revenue	235	-
Long-term Interest Payable	70,009	45,311
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	102,091	(310,151)
Net Cash provided by (used in) Operating Activities	(349,628)	(570,555)
INVESTING ACTIVITIES		
Equipment	(418)	-
Net Cash provided by (used by) Investing Activities	(418)	-
FINANCING ACTIVITIES		
Convertible Notes Proceeds - Related Party	-	109,304
Convertible Note Proceeds	307,000	300,000
Notes Payable - Related Party	50,000	-
Loan Payments, net	(2,700)	(30,850)
Net Cash provided by (used in) Financing Activities	354,300	378,454
Cash at the beginning of period	126,718	318,819
Net Cash increase (decrease) for period	4,254	(192,101)
Cash at end of period	130,971	126,718

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	100	(183,408)	(183,308)
Capital Contributions	-	-	-
Capital Distributions	-	-	-
Net Income (Loss)		(260,404)	(260,404)
Ending Balance 12/31/2020	100	(443,812)	(443,712)
Capital Contributions	-	-	-
Capital Distributions	-	-	-
Net Income (Loss)	-	(451,719)	(451,719)
Prior Period Adjustment	-	-	-
Ending Balance 12/31/2021	100	(895,531)	(895,431)

Aperio Genetics, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Aperio Genetics Inc. ("the Company") was formed in Delaware on May 8th, 2015. The Company earns revenue by selling its anti-aging products and providing a personalized skincare regimen based on the insights from our analysis of a customer's unique DNA changes, which define a given customer's aging category of greatest need. The Company is headquartered in Los Angeles, California. The Company's customers are currently located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue Risks

In 2021, the Company had revenue concentrations for two spa partners of 29% and 28%.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products to customers (wholesale purchase by spa partners or direct-to-consumer) and providing inventory to its consignment spa partners. Through wholesale and direct-to-consumer, revenue is recognized at the time of shipment. For consignment to spa partners, revenue is recognized when the spa partner makes a sale to one of their customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has adopted an equity-based compensation plan whereby 1,462,525 shares of common stock may be issued via grants. 4,387,575 shares of common stock may be issued via incentive stock options. No shares have been issued under this plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company received a $50k loan from the CEO's father. The terms of the loan call for 6% simple interest accruing until two years from the issue date of January 4, 2021.

The Company received a total of $9,304 from the CEO's father and mother on October 15, 2020, in the Series Seed I Convertible Preferred Note round and are subject to the terms outlined in Note 5.

The Company received a total of $100k from the CFO and COO's mother, $75k on August 10, 2020, and $25k on September 21, 2020, in the Series Seed I Convertible Preferred Note round and are subject to terms outlined in Note 5.

During the year ended December 31st, 2020, the Company received a loan of $50k from the CFO and COO. The loan was repaid in February 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Preferred Notes - The Company has entered into several Series Seed I and II convertible preferred note agreements for the purposes of funding operations. The interest on the notes range from 6% - 7%. The amounts are to convert upon the earlier of: i) maturity of this series of notes – (ranging from January 14, 2023 – July 16, 2023); or ii) a qualified financing event (financing with proceeds of at least $2,000,000), or iii) a change of control. At the time of conversion, the notes are convertible into a newly created series of preferred stock of the Company at a conversion price equal to the lower of: i) a 20% - 30% discount to the valuation of the Company, or ii) a valuation cap ranging from $8-$10M. The Company accrued interest of $125k as of 2021 related to these notes, which, at the election of the company, may either be paid in cash or in kind by conversion into each respective newly created series of preferred stock. These noteholders are also entitled to a 1x liquidation preference.

Each newly created series of preferred stock, issued upon each note's respective conversions, will have the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

Debt Promissory Note - In January 2021, the Company entered into a promissory note agreement for $50k with a simple interest rate of 6.0% and a maturity date of January 1, 2023. The loan is unsecured and its principal and accrued interest need to be repaid by the maturity date. The balance of this loan was $52,967 (including $3k of interest) and $0 as of December 31, 2021, and 2020, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	1,221,306
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

For the years presented, the company was a limited liability company. Profits and losses were allocated in accordance with the operating agreement. The Company converted from an LLC to a C-Corporation on January 21, 2022. The Company has since authorized 15,000,000 common shares with a par value of $0.0001 per share. 8,537,475 shares were issued and outstanding as of the conversion date.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 25, 2022, the date these financial statements were available to be issued.

The Company is in the process of campaigning for convertible notes. The terms are under development as of the date of these financials.

The Company is planning to provide a grant of 500,000 incentive stock options (12.5% vesting on grant date and then the rest vesting quarterly over 42 months) to an employee as part of their Equity Incentive Plan in April 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations, realized losses every year since inception, and may continue to generate losses, and has negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Aperio Beauty

Personalized Anti-Aging Skincare Solutions


APERIO
BEAUTY
PERSONALIZED ANTI-AGING SOLUTIONS
BASED ON YOUR UNIQUE DN
Closing in 12 hours

Website | Los Angeles, CA | CONSUMER PRODUCTS

Aperio Beauty offers a new kind of skincare. Using proven science and plant-based ingredients, our skincare platform enables customers to target their specific skin-aging factors by assessing each person's unique DNA "fingerprint" and pairing them with personalized products that have proven effective results.

$53,458 raised

25 Investors	$11.3M Valuation
$1.25 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	12 Hours Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Aperio Beauty's platform design fulfills a large unmet need in the premium anti-aging skincare segment, with each serum addressing all categories of aging as a streamlined one-stop solution, driven by deep penetrating, safe, and highly effective plant-based ingredients.
- In January 2022, Aperio Beauty was accepted onto Live Love Spa's distribution platform. Live Love Spa is the pre-eminent premium skincare distributor that partners exclusively with premier skincare brands that meet their stringent selection criteria - focusing on the quality, safety, and effectiveness of ingredients, in addition to the most advanced, unique ingredient technology.
- The anti-aging market, which was valued at $194.4 billion in 2020, is expected to grow at an 8.6% CAGR from 2021 to 2030.*

*Market statistics provided by P&S Intelligence (source)

Anti-Aging Tailored to Your Unique DNA Profile

At **Aperio Beauty**, we investigate the genetics behind skin health and aging, using extensive research to guide our careful selection of **safe, natural ingredients** that provide a positive impact across all six categories of aging.


Our Silky, Antioxidant-Rich Serums
block over 100 inflammatory factors and heal the skin from within.
Each of Aperio's serums are "one-stop shops," making our premium skincare line one of the most cost-effective on the market.
No need for complicated skincare regimens.
APERIO
COMPLETE BASE SERUM

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Aperio Beauty:

$100+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1 Perk ($500 - $999 invested)
Receive a 15% discount on all future purchases.

$1,000+
Investment
Tier 2 Perk ($1,000 - $2,499 invested)
Receive a 20% discount on all future purchases. Receive 10 mL of Complete Base Serum.

$2,500+
Investment
Tier 3 perk ($2,500 - $4,999 invested)
Receive a 25% discount on all future purchases and two 10 mL of Complete Base Serum. Call with one of the Founders of Aperio Beauty: Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums Terry Rosenbaum - CFO and COO

Aperio Beauty seeks to bring the modern era of genomics to the realm of the daily anti-aging consumer routine. **The science we employ is proven** and its utility is available to meet a significant unmet need which continues to exist in rejuvenation products. While this cutting-edge science has been available for nearly two decades, it is only now being applied in a cosmetic approach.


BASELINE
WEEK 4
*Results tested and verified by an independent third-party, Bioscreen Testing

Everything begins with **our Complete Base Serum**, the core serum upon which each of our six Category-Specific Serums is derived.



On top of our Complete Base Serum, each of our Category-Specific Serums includes an additional subset of the most powerful ingredients to provide an increased impact to their respective aging category.


NATURAL, SAFE
Plant-derived ingredients, whose organic composition aligns with that present in the human body.
ANTIOXIDANTS
Convert oxidizing, damage-driving free-radicals into harmless, inert organic elements.
ANTI-INFLAMMATORY
Carefully selected ingredients block the complex inflammatory pathway steps that are responsible for aging.
HEALING
Heal the skin across the repertoire of three-dimensional structural elements essential for the maintenance of full, flexible and radiant healthy skin.

$5,000+

Investment

Tier 4 perk ($5,000 - $9,999 invested)

Receive a 30% discount on all future purchases. Receive a 30 mL of Complete Base Serum. Call with Core Aperio Beauty Management Team: Dr. Ali Radfar - CEO and CSO / Creator Terry Rosenbaum - CFO and COO

$10,000+

Investment

Tier 5 perk ($10,000 - $24,999 invested)

Receive 5% bonus shares. Receive a 30% discount on all future purchases. Receive 50 mL of Complete Base Serum. Call with Core Aperio Beauty Management Team: Dr. Ali Radfar - CEO and CSO Terry Rosenbaum - CFO and COO

$25,000+

Investment

Tier 6 perk - ($25,000 - $49,999 invested):

Receive 10% bonus shares, 30% discount on all future purchases, DNA-based Saliva Test, 30 mL of Complete Base Serum, 50 mL of one of Aperio Beauty's 6 Category-Specific Serums, calls with Aperio Founders & Management Team, and call post-DNA Test...

$50,000+

Investment

Tier 7 perk - ($50,000+ invested)

Receive 15% bonus shares, 35% discount on all future purchases, DNA-based Saliva Test, 30 mL of Complete Base Serum, 50 mL of one of Aperio Beauty's 6 Category-Specific Serums, calls with Aperio Founders & Management Team, and call post-DNA Test...

OUR TRACTION

A Primed Platform and Powerful Partnerships

With just over $1.2 Million raised, Aperio Beauty has achieved the following milestones:

- Developed a proprietary DNA primer that identifies 105 DNA variations tied to premature aging.
- Developed 7 different serums (our Complete Base Serum and six Category-Specific Serums) that are in commercial form and generating revenue.
- Developed a genetic marker and ingredients database, replete with over 125 target-specific and mechanistically-acting ingredients, to drive the launch of numerous products.
- Launched with 20 distribution partners since a majority of the United States began re-opening post-COVID - including, most importantly, Live Love Spa.


Aperio Beauty can be found in
20 Locations Nationally
and our
Partners Include:
LIVE LOVE SPA
LUNA VISION and MED SPA
The Hidden Gem
Lancaster Gals
refine medical aesthetics
Golla Center
ELITE SURGERY CENTER
TUSCAN SUN
SPA • SALON • MED SPA
the Center
REMEDY
OptimalSelf MD
ICONIC MEDICAL ARTS
Glamour
felicite
DAY SPA

We were accepted on to Live Love Spa's distribution platform in January 2022. Live Love Spa is the pre-eminent premium skincare distributor that partners exclusively with premiere skincare brands that meet their stringent selection criteria - focusing on the quality, safety and effectiveness of ingredients, in addition to the most advanced, unique ingredient technology.

Partnering with Live Love Spa is coveted and highly regarded in the industry, providing Aperio access to a singular platform with access to premiere spas, medical spas ("MediSpas"), destination resorts, and estheticians. Live Love Spa's platform provides access to over 20,000 unique locations, and our products will immediately be showcased on the Live Love Spa website, **spafinder.com**. Live Love Spa's additional client base includes The Four Seasons, Hyatt (including Waldorf Astoria), Rosewood Resorts, Hilton, as well as many chain spas, each with a minimum of 40 plus locations.


APERIO
BEAUTY
+ LIVE LOVE SPA
OVER 20,000 UNIQUE LOCATIONS
Through Spafinder.com, Live Love Spa (LLS) powers the e-commerce of over 20,000 spas, such as The Four Seasons, Hyatt (including Waldorf Astoria), Marriott, Rosewood Resorts, Hilton, as well as many other chain spas.
A PREMIERE PLATFORM
Live Love Spa represents some of the most premiere skincare companies, such as Phytomer, Epicuren, Sothys, Eminence, and Naturopathica, among many others.
STREAMLINED NETWORKING
Live Love Spa's events are streamlined to save time and money to find new accounts facilitate meetings, conversations and the ability to assess an entire market in just two days. 81.3% of attendees project 4-9 new accounts from each event attended.

Source: Live Love Spa

Live Love Spa also hosts events that allow further streamlined networking capabilities along with pertinent relationship building. These events take place nationwide and each have decision-makers from 40+ spa brands - we will have complete access to attend these events as desired. We will also be included in Live Love Spa's exclusive "Discovery Box" marketing platform – where clients included in this offering are exposed to decision-makers at the top resorts worldwide, with anywhere from 150-600 locations. The box will include a full size Aperio Complete Base Serum along with detailed information for decision-makers at the resorts.

Based on the number of distribution channels and the clientele list of Live Love Spa's platform, Aperio will have a massive opportunity, independent for the otherwise requisite requirement of a large sales team.

Live Love Spa provides to Aperio Beauty each of the following channels of distribution:

- Wholesale to other spas, resorts, estheticians and MediSpas
- Direct-to-consumer based sales through the e-commerce capabilities of Live Love Spa directly and **spafinder.com**. Live Love Spa is also in the process of offering their e-commerce capabilities to these premiere hotel chains, which will provide direct-to-consumer sales potential with the premiere hotel chains' high-end clientele.
- Retail sales through hotel partnerships that run back through the Live Love Spa platform

From a list of 20,000 potential elite spa locations within the Live Love Spa network, Aperio believes that penetrating less than 1% of these (i.e., potentially 200 locations at steady-state), provides significant opportunity for scale and growth. The visibility of a brand on these platforms is enormous and the potential for growth is exponential.

THE PROBLEM

We Believe the Current Skincare Industry Lacks Innovation

The science surrounding skincare has advanced tremendously over the past decade, but we believe skincare companies have failed to invest in product innovation.

With the rise of e-commerce, the skincare industry tends to focus most of their investment into their brand and marketing as opposed to the effectiveness and quality of their products. This leaves customers with **too many options and complicated regimens, requiring a large time commitment to research** and understand their unique skincare needs.

Similarly, spas and MediSpas must carry many different branded skincare products for retail and do not have access to a singular product that can be paired with their service offerings (i.e., facials, micro-needling, etc.).

We feel the current skincare industry suffers from...

A LACK OF SCIENCE
Known competitors don't currently provide a personalized solution focused on offsetting DNA variations, which trigger inflammation and premature skin aging

CUMBERSOME SKINCARE ROUTINES
Competitor platforms have multiple products, each only hitting a singular target (i.e. hydration, fine lines, etc.)

DANGEROUS INGREDIENTS
Many competing products include ingredients which are dangerous (parabens, phthalates, hydroquinone, BHT, etc.)

THE SOLUTION

A Genomics-Driven, Personalized Anti-Aging Platform

We believe that Aperio Beauty is the first beauty-tech company to provide both **a high-resolution anti-aging DNA panel and a personalized serum solution**.

Based on their unique DNA profile, we pair customers with one of our six Category-Specific Serums personalized to match their aging category of greatest need.


BASELINE
WEEK 4

Results tested and verified by an independent third-party, Bioscreen Testing

This is why our platform fulfills a large unmet need in the anti-aging skincare market, providing a simple one-stop shop solution that addresses every target of aging without the need for expensive and time-consuming skincare regimens.

6 Categories Of Aging & Our Personalized Serum Solutions

1. **FREE RADICAL-INDUCED SKIN DAMAGE** → Antioxidation Serum
2. **INFLAMMATION-INDUCED LOSS OF SKIN ELASTICITY** → Skin Elasticity Serum
3. **DECREASED SKIN FIRMNESS** → Skin Firming Serum
4. **SKIN BLEMISHES & DARK SPOTS** → Blemish Removal Serum
5. **INCREASED SUN DAMAGE** → UV Repair Serum
6. **LOSS OF HYDRATION** → Mass Moisture Serum

Aperio is primarily B2B, working with MediSpas and resorts where we take our six Category-Specific Serums and bundle them into actual spa-based procedures. We offer our distribution partners two partnership options - consignment and traditional wholesale.

Customers look to their dermatologists, plastic surgeons, and estheticians for an expert opinion on what skincare products to use. As our list of MediSpa partners grows, we expect to see continued success in this area. Additionally, a portion of the proceeds from this raise will be directed toward online marketing to continue to improve Aperio Beauty's brand awareness outside of these environments.

THE MARKET

Anti-Aging Products are in High Demand

In 2020, the anti-aging market was valued at $194.4 billion in 2020 and is expected to grow at an 8.6% CAGR from 2021 to 2030 (source). Further demonstrating this growth, according to the United Nations Department of Economic and Social Affairs, the share of the global population of individuals aged 65 years and above is expected to increase from 9.3% in 2020 to 16.0% in 2050 (source).

With the power of our genetics and ingredients database, we believe Aperio will continue to grow our share of the overall anti-aging market. The competitive advantages of our products set us apart from other premium skincare lines.



SINGULAR DESIGN
GENETIC BASIS OF PERSONALIZATION
BEST-IN-CLASS SAFETY AND EFFICACY
ABILITY TO SEAMLESSLY INTEGRATE INTO DOZENS OF SPA-BASED PROCEDURES
ONE-STOP-SHOP CAPABILITY & EASE OF APPLICATION

The singular nature of Aperio Beauty's platform and powerful anti-aging serums cover many needs for MediSpas and skincare customers that aren't currently addressed - and the innovation of our products is already proving out within MediSpas.

MediSpas traditionally generates sales in two segments: Services and Retail Products. This creates a confusing and disjointed system for customers who want a simple skincare solution. So how are we filling in the gap?



FOR THE MEDISPA
We bolster their primary revenue stream and also remove the need for estheticians to pitch the merits of a retail product after the customer has already paid for a service.
FOR THE MEDISPA CUSTOMERS
We enhance the immediate positive impact of the MediSpa's Service, as well as the longer-term sustaining, complementary action to bolster.

WHY INVEST

Ready to Revolutionize Skincare

Aperio Beauty is offering a new kind of skincare, and with the milestones we've reached thus far, we believe we're helping create a bright future for the industry.

Our current complete genetic marker and ingredients database will drive the development and commercialization of numerous additional products, including:


ORGANIC NECK PRODUCT
(Tightening, Firming)
ORGANIC HAND PRODUCT
(Hyperpigmentation, Plumping)
Products are expected to be complete, launch in H1, 2023
ORGANIC ACNE PRODUCT
(Non-Chemical, Innovative Technology)
ORGANIC FACE MASK PRODUCT
(Acne, Rosacea, Hydration)
BIOCELLULOSE-BASED EYE MASK
(Plumping, Firming, Tightening)
BIOCELLULOSE-BASED NECK + CHEST MASK
(Hyperpigmentation, Tightening)
ORGANIC LIP PRODUCT
(Long-Lasting Plumping)
Expected development and commercialization in 2023
ORGANIC EYE BROW + EYE LASH PRODUCTS
(Growth, Volume, Thickness)
ORGANIC NAIL PRODUCT
(Strengthen, Growth, Vibrance)
Expected development and commercialization in 2024
ORGANIC HAIR MAINTENANCE + NOURISHING PRODUCT FOR SCALP
(Hair Growth, Scalp Health, Hair Volume, Anti-Aging)
Expected development and commercialization in 2025

Our core platform knowledge, which focuses on blocking inflammation and free radicals and healing skin through plant-derived growth factors, will continue to be key in the design and launch of our products, creating a healthy environment in the above areas of treatment.

We want to revolutionize skincare - and we hope you'll join us in doing so.

Look to your unique DNA to embrace the future of personalized beauty...
Unlock Your Natural Beauty!

Meet Our Team





Ali Radfar

CEO, CSO, and Director

Prior to Aperio, Dr. Radfar was Co-Founder and CEO of Neolitics, a revenue stage spectroscopy company offering analytic solutions across the chemical / petrochemical, food and beverage, and pharmaceutical sectors.

Prior to Neolitics, Dr. Radfar was a co-founder of the International Federation of Adipose Therapeutics and Science, a non-profit organization focused on adipose-derived stem cells, and their application towards tissue regeneration and therapeutics.

He holds an M.D. from the University of Pittsburgh School of Medicine. During his medical school training, Ali spent 2 years working as a molecular genetics research associate, with a focus on applying novel gene therapy vehicles towards effecting scarless wound healing, in the context of both clinical medicine as well as aesthetics. It was through this experience, that he developed a keen appreciation of molecular genetics, as it may be applied towards the healing of skin and complex supporting skin structures. Dr. Radfar is also a Phi Beta Kappa honors graduate of John Hopkins University, having earned a Bachelor of Arts degree in Molecular Cell Biology.

Andrew Terry Rosenbaum

CFO, COO, and Director

Prior to Aperio Beauty, Terry has been a professional in the financial services industry for 5+ years, advising clients in the biopharma, life sciences, and diagnostics spaces, on strategic alternatives. He most recently worked at Perella Weinberg Partners as an Associate in their San Francisco office. Terry holds a B.S. degree in Finance and Marketing from New York University's Leonard N. Stern School of Business.



Gloria Story Dittus

Director

Gloria is the Founder of Story Partners, a premier public affairs and public relations firm, with expertise in complex communications on behalf of government, technology, healthcare, energy and transportation organizations. Gloria and past / current businesses have provided transformative guidance on managing national disasters and pandemics, including the resurrection of New Orleans following Hurricane Katrina, as well as providing complex organizational guidance to the U.S. Government in the presence of the COVID-19 pandemic. Gloria brings to Aperio a global network of strategic contacts in the Wellness and Luxury Products segments.



Jerry Jasinowski

Director

Jerry is the prior Founder and CEO of the National Association of Manufacturers, the largest global organization serving the manufacturing industry. Jerry serves as a Board Member of several publicly-traded corporations. Jerry brings to Aperio a vast global network of business leaders, to help drive Aperio value through investment, strategic insight, and business to business partnerships.



Charlie Schliebs

Director

Charlie is a Co-Founder and Managing Partner at Stone Pier Advisors, leading Middle Atlantic investment bank. Charlie has served previously as the Head of Life Sciences Law (Jones Day) and Head of Corporate VC for Bayer AG. Charlie offers Aperio insight into complex, often cross-border joint ventures and distribution relationships, in addition to M&A.



Tina Alster

Director

Dr. Tina Alster is the Founding Director of the Washington Institute of Dermatologic Laser Surgery and is a Clinical Professor of Dermatology at Georgetown University Medical Center, in Washington, D.C. She is one of the world's foremost authorities on dermatologic laser surgery as well as aesthetic and clinical dermatology, authoring 8 textbooks and hundreds of peer-reviewed academic articles. Dr. Tina Alster has been an advisor to reputed global beauty companies on premium product development, including to L'Oréal (Lancôme skincare line) and Estée Lauder (La Mer skincare line). She brings to Aperio a rich knowledge of the premiere skincare marketplace and will guide the Company towards optimizing current and forward product lines and downstream strategic relationships.

Offering Summary

Company	Aperio Genetics Inc.
Corporate Address	3165 Sawtelle Blvd, #214, Los Angeles, CA 90066
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 8,000

Maximum Number of Shares Offered : 856,000

Price per Share : $1.25

Pre-Money Valuation : $11,296,843.75

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks:

- Invest during the first week, and receive 20% bonus shares.
- Invest during the second week, and receive 15% bonus shares.
- Invest during the third week, and receive 10% bonus shares.
- Invest during the fourth week, and receive 5% bonus shares.

Amount-Based Perks:

- **Tier 1 Perk ($500 - $999 invested):**
  - Receive a 15% discount on all future purchases.
- **Tier 2 Perk ($1,000 - $2,499 invested):**
  - Receive a 20% discount on all future purchases.
  - Receive 10 mL of Complete Base Serum.
- **Tier 3 perk ($2,500 - $4,999 invested):**
  - Receive a 25% discount on all future purchases and two 10 mL of Complete Base Serum.
  - Call with one of the Founders of Aperio Beauty:
    - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
    - Terry Rosenbaum - CFO and COO
- **Tier 4 perk ($5,000 - $9,999 invested):**
  - Receive a 30% discount on all future purchases.
  - Receive a 30 mL of Complete Base Serum.
  - Call with Core Aperio Beauty Management Team:
    - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
    - Terry Rosenbaum - CFO and COO
- **Tier 5 perk ($10,000 - $24,999 invested):**
  - Receive 5% bonus shares.
  - Receive a 30% discount on all future purchases.
  - Receive 50 mL of Complete Base Serum.
  - Call with Core Aperio Beauty Management Team:
    - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
    - Terry Rosenbaum - CFO and COO
- **Tier 6 perk - ($25,000 - $49,999 invested):**
  - Receive 10% bonus shares.
  - Receive a 30% discount on all future purchases.
  - Receive a complimentary DNA-based Saliva Test.
  - Receive a 30 mL of Complete Base Serum (comes with Test)
  - Receive a 50 mL of one of Aperio Beauty's 6 Category-Specific Serums personalized for you (guided by saliva-based DNA test), received 4 weeks after mail-in of test in a pre-paid UPS envelope.
  - Call with Aperio Founders Dr. Ali Radfar or Terry Rosenbaum to explain the DNA test and process
  - Call 4 weeks post-DNA Test for results, along with customized DNA Output Report
  - Call with Core Aperio Beauty Management Team:
    - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
    - Terry Rosenbaum - CFO and COO
- **Tier 7 perk - ($50,000+ invested):**
  - Receive 15% bonus shares.
  - Receive a 35% discount on all future purchases.
  - Receive a complimentary DNA-based Saliva Test.
  - Receive a 30 mL of Complete Base Serum (comes with Test).
  - Receive a 50 mL of one of Aperio Beauty's 6 Category-Specific Serums personalized for you (guided by Saliva-based DNA test), received 4 weeks after mail-in of Test in a pre-paid UPS envelope.
  - Call with Aperio Founders Dr. Ali Radfar or Terry Rosenbaum to explain the DNA test and process.
  - Call 4 weeks post-DNA Test for Results, along with customized DNA Output Report.
  - Call with Core Aperio Beauty Management Team:
    - Dr. Ali Radfar - CEO and CSO / Creator of Aperio Beauty Platform and Serums
    - Terry Rosenbaum - CFO and COO

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Aperio Genetics Inc. (d/b/a Aperio Beauty) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Our Community Joins In! | Insider Investment Notice

15 days ago

We're excited to see our community come in and invest in Aperio Beauty!

Our Insiders have invested a total of $38,295.00 into the offering.

We hope you join and invest in Aperio Beauty as well!

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

Launch with New Distribution Partner – The Skin Center at Benton Integrative Medicine

about 2 months ago

Hello Everyone!

Aperio Beauty is delighted to announce the launch of our newest distribution partnership with Benton Integrative Medicine / The Skin Center at Benton Integrative Medicine, with 3 locations in Huntersville, Charlotte and Denver, North Carolina. Led by Cammy Benton-Espinosa, M.D. and Tammy Ryan, MSN, the Benton team espouses a holistic integrative medicine approach to improve the health of their clients, inclusive of the most modern aesthetics platforms and services, with a focus on plant-derived skincare products.

For those of you who have invested, thank you! Your support has shown - spread the word of this campaign, share it with your friends and family – remember, our success is your success!

For those of you who have not yet finished your investment, our campaign's time-based perks will be expiring in one week. We want you to join our ever-growing family (now over $52,500 in committed funds raised) as Aperio Beauty brings DNA-based personalized skincare to the market.

We will continue to keep you updated as we continue to progress. Thank you all again for being a part in helping us achieve our dreams.

We Wish You All the Best,

Ali Radfar, M.D.

Founder and CEO, Aperio Beauty

Launch with New Distribution Partner – Nigel Beauty Emporium

2 months ago

Hello Everyone!

We are so pleased to announce the launch of Aperio Beauty's newest distribution partnership with Nigel Beauty Emporium, located in North Hollywood, CA. With a space spreading over 7,000 square feet, Nigel's is dedicated to showcasing the very best of beauty the world has to offer. Since it's founding in 2007, Nigel Beauty Emporium boasts an executive team with over 77 years of combined professional experience in supplying Hollywood's most discerning clientele, notably actresses, producers and various other celebrity figures. Alongside top makeup artists, hairstylists and bloggers that feature Nigel and a variety of products, Nigel Beauty Emporium has been featured in numerous consumer and industry publications.

For those of you who have invested, thank you! Your support has shown - Spread the word of this campaign, share it with your friends and family – remember, our success is your success!

For those of you who have not yet finished your investment, our campaign's time-based perks will be expiring in one week. We want you to join our ever-growing family (now over $52,000 in committed funds raised) as Aperio Beauty brings DNA-based personalized skincare to the market.

We will continue to keep you updated as we continue to progress. Thank you all again for being a part in helping us achieve our dreams.

We Wish You All the Best,

Ali Radfar, M.D.

Founder and CEO, Aperio Beauty

Launch with New Distribution Partner – True Face and Body

2 months ago

Hello Everyone!

We are delighted to announce the launch of another distribution partnership with True Face and Body, an eco-focused, organic spa, offering tailored skincare services with nature-delivered skincare benefits. Led by Patti Coughlin, a certified massage therapist and exercise physiologist (Master's Degree, UCLA), True Face and Body has built a loyal customer following who demand a nature-driven path to holistic health and skincare.

For those of you who have invested, thank you! Your support has shown Spread the word of this campaign, share it with your friends and family – remember, our success is your success!

For those of you who have not yet finished your investment, our campaign's time-based perks will be expiring in two weeks. We want you to join our ever-growing family (now over $51,000 in committed funds raised) as Aperio Beauty brings DNA-based personalized skincare to the market.

We will continue to keep you updated as we continue to progress. Thank you all again for being a part in helping us achieve our dreams.

All the best,

Ali Radfar, M.D.

CEO and Founder of Aperio Beauty

Launch with New Distribution Partner – Naturally Bare Skincare

2 months ago

Hello Everyone!

We are delighted to announce the launch of a distribution partnership with Naturally Bare, a specialty spa focusing exclusively on the application of the most technologically-advanced plant delivery-enabled skincare services and product offerings. Led by Deirdre Gavin, an experienced medical assistant, formulator and skincare educator, Naturally Bare Skincare's team specializes in tailoring any given service to a customer's individual needs – with a focus on product safety and efficacy. Naturally Bare has a focus on fulfilling improvements in customer skin firmness and skin texture and tone improvements, and as such Aperio Beauty serums are ideally positioned for this valuable partnership.

For those of you who have invested, thank you! Your support has shown Spread the word of this campaign, share it with your friends and family – remember, our success is your success!

For those of you who have not yet finished your investment, our campaign's time-based perks will be expiring in two weeks. We want you to join our ever-growing family (now over $50,000 in committed funds raised) as Aperio Beauty brings DNA-based personalized skincare to the market.

We will continue to keep you updated as we continue to launch with new distribution partners. Thank you all again for being a part in helping us achieve our dreams.

All the best,

Ali Radfar, M.D.

CEO and Founder of Aperio Beauty

END OF UPDATES

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Customer S. 6 INVESTMENTS 3 months ago

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello. My name is Dr. Ali Radfar, and I'm the creator of Aperio Beauty's DNA-driven, personalized anti-aging platform. On behalf of the extended Aperio Beauty Team, we would like to say that we are delighted to be working with StartEngine.com, using their amazing platform to raise capital!

To design our powerful platform, we identified over 100 individual and unique changes in DNA that predispose a person to premature aging, across all categories of aging. We then created a powerful DNA panel through which we can identify those given changes, in any given person, and on the basis of where they localize, we can assign them a specific category serum just for their individual needs.

To drive power behind each of our serums, we specifically selected ingredients which block each of the mechanistic steps, which damage skin and age it:

• First, we selected powerful, plant-derived antioxidants, which negate or erase the effects of harmful free radicals on the skin.

• Next, we added over two dozen powerful anti-inflammatory ingredients, which block over 100 individual and powerfully negative steps which age skin.

• And finally, in order to reverse the aging process, we added over a dozen very small, plant-derived growth factors, which on the basis of their size, penetrate deep into the skin and health it from within.

All of Aperio's serum ingredients are FDA-approved at concentrations for cosmetic products. And in the case of Aperio Beauty products, all of our serums only have cosmetic product concentrations.

As far as the types of products that Aperio Beauty offers, we offer two types of serums:

• First, we offer a base product, known as the complete base serum, which holds 60 active ingredients and which itself addresses every single category of aging.

• Each of the 6 category-specific serums has, as their core set of ingredients, the same ingredients as the base serum, but additionally have a unique, specific subset of plant-derived ingredients, to give an extra power punch of effectiveness for their respective category of choice.

The true benefit of Aperio Beauty's platform lies in the versatility of our category-specific serums:

• A category-specific serum can either be personalized to a given customer on the basis of a DNA panel;

• Or, any one of the six category-specific serums can be applied to dozens of spa-based procedures, to enhance the magnitude of a given procedure and to extend the longevity of effect over time.

Anyone using our serum is going to love how it feels. It is very easy to apply – you simply have to put it on twice a day to clean skin, on your forehead, under your eyes, and the sides of your cheeks. It takes seconds without any need for a cumbersome regimen.

We at Aperio Beauty, we welcome you all to join us in our quest to transform the face of modern aging.

At Aperio Beauty, image is everything.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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